HIVE BLOCKCHAIN TECHNOLOGIES LTD.

July 6, 2020

HIVE Blockchain Continues Increasing Bitcoin Mining Power Through

Additional Purchase of Next Generation Miners for Green Energy-Powered

Quebec Facility

Vancouver, Canada – HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (OTCQX:HVBTF) (FSE:HBF) (the “Company” or “HIVE”) is pleased to announce that it has ordered 200 Bitmain Antminer S17e 60 Terahash per second (TH/s) SHA 256 mining machines as it continues to scale up next generation mining power at its green energy-powered bitcoin mining operation in Quebec.

The cost for the S17e machines was approximately US$950 per unit, or just under US$0.2 million, financed through the Company’s cash. Delivery and installation of the new mining equipment is anticipated to occur in July.

Following installation, excluding further purchases, HIVE estimates its aggregate operating hash rate specifically from next generation mining equipment at its Quebec facility, will be approximately 131 Petahash per second (PH/s), utilizing less than 6 MW power. This equates to approximately 22.6 PH per megawatt ("MW") of power, which HIVE believes is one of the most energy efficient bitcoin mining operations in Canada.

While the COVID-19 pandemic has impacted logistics and the supply of new bitcoin miners manufactured in Asia, today’s announced purchase is HIVE’s third purchase of next generation bitcoin mining equipment over the past two months, totalling approximately US$2.35M with the amounts paid through cash on hand. As part of its strategy to maximize the capacity and efficiency of its facility, HIVE intends to continue utilizing cash flow to make opportunistic investments in the facility. These investments include installing next generation mining equipment that can provide positive gross mining margins post the May 2020 halving of bitcoin rewards; the next halving is scheduled to occur in 2024.

Consulting Agreement

The Company also announced that it entered into a consulting agreement (the “Consulting Agreement”) with Robby Chang (the “Consultant”) dated December 4, 2019. Pursuant to the Consulting Agreement, the Consultant agreed to provide strategic consulting services to the Company in consideration for a monthly fee of C$10,000. In addition, pursuant to the Consulting Agreement and in connection with the successful acquisition of the dedicated cryptocurrency mining operation as announced on April 8, 2020, the Company agreed to pay to the Consultant a one-time payment of 100,000 common shares in the capital of the Company and C$10,000. Issuance of the common shares to the Consultant is subject to regulatory approval including the approval of the TSX Venture Exchange.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. is a growth oriented, TSX.V-listed company building a bridge from the blockchain sector to traditional capital markets. HIVE owns state-of-the-art digital currency mining facilities in Canada, Sweden, and Iceland which produce newly minted digital currencies like Bitcoin and Ethereum continuously. Our deployments provide shareholders with exposure to the operating margins of digital currency mining as well as a growing portfolio of crypto-coins.

For more information and to register to HIVE’s mailing list, please visit www.HIVEblockchain.com. Follow

@HIVEblockchain on Twitter and subscribe to HIVE’s YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

“Frank Holmes”

Interim Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

info@hiveblockchain.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. The information in this news release that are forward-looking information include: the purchase, delivery and installation of Bitmain Antminer S17e SHA 256 mining machines at the Company’s facility in Quebec; the Company’s estimated aggregate operating hash rate and power utilization; further mining purchases; scaling up of mining power from next generation mining equipment; and the intentions, plans and future actions of the Company. This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time it was made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others: the COVID 19 crisis; the delivery and installation of ordered equipment may not occur as currently anticipated, or at all; the Company may not achieve operating hash rate, power utilization, efficiencies or profitability as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; the volatility of digital currency prices; the Company may never realize more efficient operations, a lower cost structure, or greater flexibility in operation; risks relating to the global economic climate; dilution; and other related risks as more fully set out in the Company’s continuous disclosure record filed at www.sedar.com. The Company has also assumed that delivery and installation of recently ordered equipment will occur as expected, and no significant events occur outside of the Company’s normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward- looking information. The Company undertakes no obligation to revise or update any forward -looking information other than as required by law.